SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

For the fiscal year ended December 31, 2007

Commission file number 000-21383

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Appalachian Bancshares, Inc.

Employees’ Savings & Profit Sharing Plan and Trust

822 Industrial Boulevard

Ellijay, Georgia 30540

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Appalachian Bancshares, Inc.

822 Industrial Boulevard

Ellijay, Georgia 30540

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Financial Statements

December 31, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Participants

Appalachian Bancshares, Inc.

Employees’ Savings & Profit Sharing Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements of the Plan taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 2007, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Atlanta, Georgia	/s/ Mauldin & Jenkins, LLC
June 27, 2008	Mauldin & Jenkins, LLC

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	2007	2006
Assets
Investments at Fair Value
Cash and money market funds	$768,159	$639,624
Mutual funds and collective trusts	1,566,367	815,835
Sponsor company common stock	4,218,473	7,377,062
Participant loans	106,588	122,795

Total Investments at Fair Value	6,659,587	8,955,316

Receivables
Employer’s contribution receivable	987,956	710,150
Employee contribution receivable	6,953	66,397
Accrued income	1,168	2,186

Total Receivables	996,077	778,733

Total Assets	7,655,664	9,734,049

Liabilities
Other liabilities	39,199	29,817

Total Liabilities	39,199	29,817

Net Assets Available for Benefits at Fair Value	7,616,465	9,704,232

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,178	––

Net Assets Available for Benefits	$7,620,643	$9,704,232

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

Additions To Net Assets Attributed To:
Investment Income (Loss)
Interest and dividends	$43,953
Net realized and unrealized depreciation in fair value of investments	(3,874,845)

Total Investment Loss	(3,830,892)

Contributions
Employer contributions	987,956
Employee contributions	943,434
Rollover contributions	417,829

Total Contributions	2,349,219

Total Additions and Investment Loss	(1,481,673)

Deductions From Net Assets Attributed To:
Plan benefit payments	557,491
Trustee fees	44,425

Total Deductions	601,916

Net Decrease	(2,083,589)

Net Assets Available for Benefits – Beginning of Year	9,704,232

Net Assets Available for Benefits – End of Year	$7,620,643

See notes to financial statements.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1 – Summary of Significant Accounting Policies

On October 1, 2001, Appalachian Bancshares, Inc. (the “Company”) adopted the Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust (the “Plan”) which amended and restated, in its entirety, the Appalachian Bancshares, Inc. Section 401(k) Profit Sharing Plan and Trust. Pentegra Group, Inc. (“Pentegra”) provides administrative services to the Plan through third-party contracts. The Plan is a defined contribution plan covering all full-time employees of Appalachian Bancshares, Inc. who are age eighteen or older. The Plan contains a one-year service requirement for eligibility for employer matching and profit-sharing amounts. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Basis of Accounting – The accompanying financial statements and schedules of the Plan have been prepared on the accrual basis of accounting.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles and the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.

Administrative Expenses – The administrative expenses of the Plan are paid by the Plan sponsor except for individual participant investment fees.

Benefit Responsive Investment Contracts – As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investments Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value. However contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006 presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 1 – Summary of Significant Accounting Policies – Continued

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value. Shares of mutual funds/common collective funds are valued at the net asset value of shares held by the Plan at year end. The common shares of the Company are determined by the utilization of unit value accounting. The unit value of the stock fund is valued at the end of each day by dividing total fair value of the fund as of the current day’s end by the total number of units held in the fund by all members as of the previous day’s end. Fair value of the stock fund was determined by the official close price of Nasdaq, which is the last trade in the Nasdaq market on December 31, 2007 and 2006. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Tax Status – The Internal Revenue Service (the “IRS”) has informed Pentegra, by a favorable approval letter dated March 6, 2003 (the “Favorable Approval Letter”), that the Pentegra Services, Inc. Prototype Non-Standardized Profit Sharing Plan, on which the Plan is based, is acceptable under Section 401 of the Internal Revenue Code (the “IRC”) for use by employers for the benefit of their employees. The Favorable Approval Letter, however, does not represent a ruling or determination as to whether the Plan qualifies under Section 401(a) of the IRC. The Plan has been amended since receiving the last determination letter.

During 2005, the Plan administrator determined that the Plan design was in accordance with the IRC, although the implementation of certain operational procedures may have been interpreted differently than what the Plan document intended. The Plan administrator has implemented remedial actions that have satisfied the IRS requirements and has taken all reasonable actions necessary to retain the qualified status of the Plan. The Plan received $91,730 in 2007 as part of the original corrective action plan. After review of the original corrective action plan, the IRS increased the amount due by $103,107. This amount is required to be received by the Plan before August 29, 2008.

Related Party Transactions – Certain investments are shares of the Company’s common stock and qualify as party-in-interest. Also, included in the consolidated expenses of the Company, were expenses paid on behalf of the Plan.

Risks and Uncertainties – Investment securities are exposed to various risks, including those involving interest rates, the securities market, and credit conditions. Due to the level of risk associated with certain investment securities, changes in the values of such investment securities may involve declines in value in the near term and in the long term, and such declines could have a material adverse effect upon participants’ account balances, and the amounts reported in the statements of net assets available for benefits.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 2 – Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan established to provide benefits to the eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Participation – Any employee is entitled to participate on the first day of the calendar month following satisfaction of the Plan eligibility requirements. Participation in the Plan is voluntary.

Contributions – Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers money market funds, bond funds, equity funds and Company common stock as investment options for participants. Profit-sharing amounts may be contributed at the option of the Company’s Board of Directors. All employer contributions are invested directly in the Company’s common stock. Contributions are subject to certain limitations.

Allocation of Benefits – Profit sharing contributions shall be allocated to each eligible participant’s account in the same ratio as each eligible participant’s salary during such contribution determination period bears to the total of such salary of all eligible participants. A participant shall be eligible for an allocation of employer profit sharing if the participant is employed on the last day of the contribution determination period and, if such period is 12 months with at least 1,000 hours of service. Participants who retired, died or became totally and permanently disabled prior to the last day of the contribution determination period shall also be eligible. The contribution determination period for purposes of determining and allocating employer profit sharing contributions means the Plan year. Forfeitures shall be allocated to eligible participant’s accounts pursuant to the Plan.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 2 – Description of the Plan – Continued

Vesting – Participants are immediately fully vested in their contributions plus earnings thereon. Upon a participant’s attainment of normal retirement age (65), death or permanent disability or the 6th anniversary of the time the participant commenced participation in the Plan, the participant will become 100% vested. In the event a participant terminates employment, vesting in the employer’s contribution is based on years of credited service as follows:

Years of Credited Service	Vested Percentage

Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6	100%

Participant Loans – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum as described by the Plan. The loans are secured by the balance in the participant’s account (not to exceed 50% of the participant’s vested account) and bear interest at the Barron’s Prime Rate plus 1% or such other rate as may be required by applicable law and determined by reference to the prevailing interest rate charged by commercial lenders under similar circumstances. Principal and interest is paid ratably through monthly payroll deductions.

Benefit Payments – Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. Forfeitures shall be allocated to eligible participants’ accounts pursuant to the Plan. Benefits are recorded when paid.

Forfeited Accounts – Forfeited accounts will be reallocated to participants in the same manner as employer contributions.

Plan Termination – Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100 percent vested in their employer contributions.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 2 – Description of the Plan – Continued

Investment Options – Upon enrollment in the Plan, a participant may direct contributions to the following investments at their discretion:

Stable Value Fund	Nasdaq 100 Index Fund
Moderate Strategic Balanced Fund	US Real Estate Investment Fund
Conservative Strategic Balanced Fund	EAFE Index Fund
Aggressive Strategic Balanced Fund	Passive Long TSY Fund
Equity Index/S&P 500	Appalachian Bancshares, Inc. Common Stock
S&P 500/ Growth Stock Fund	Appalachian Bancshares, Inc.
S&P 500/ Value Stock Fund	Money Market-Escrow Funds
Midcap 400	Government/Money Market
Russell 2000 Stock Fund

Voting Rights – All voting rights on shares of Company stock held in the Plan shall be exercised by the trustee as directed by the Board of Directors of the Company.

Note 3 – Investments

The following presents investments at December 31, 2007 and 2006 that represent 5% or more of the net assets of the Plan:

	2007	2006
Appalachian Bancshares, Inc. Common Stock, 424,821 and 383,224 shares, respectively	$4,218,473	$7,377,062
State Street Government Money Market	530,089	—
Appalachian Bancshares, Inc. Money Market-Escrow Funds	—	488,163

	$4,748,562	$7,865,225

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 3 – Investments – Continued

The investments by the Plan (including gains and losses on investments sold during the year) depreciated in value by $3,874,845 during 2007 and appreciated in value by $472,228 during 2006 as follows:

	2007	2006
Mutual funds and collective trusts	$106,195	$81,959
Common stock	(3,981,040)	390,269

	$(3,874,845)	$472,228

Note 4 – Non Participant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments at December 31, 2007 and 2006 is as follows:

	2007	2006
Net Assets:
Sponsor company common stock and cash	$1,768,440	$3,164,026
Employer’s contribution receivable	884,680	627,783

	$2,653,120	$3,791,809

	2007	2006
Changes in Net Assets:
Contributions	$884,680	$627,783
Net appreciation (depreciation)	(1,535,773)	177,224
Benefits paid to participants	(286,270)	(90,858)
Interest income	5,510	5,668
Transfer for diversification	(206,577)	—
Miscellaneous expense	(259)	—

	$(1,138,689)	$719,817

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 5 – Stable Value Fund

The Plan entered into a benefit-responsive investment contract with Pentegra through a stable value fund. Pentegra maintains the contributions in a separate account. Pentegra will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active. Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio. Pentegra guarantees that no interest rate will ever be less than 0%. Participants will receive the principal and accrued earnings credited to their accounts upon withdrawal for allowed events. These events include transfers to other Plan investment options, and payments due to retirement, termination of employment, disability, death, and in-service withdrawals as permitted by the Plan.

2007
Average Yields:

Based on actual earnings	2.60%

Based on interest rate credited to participants	4.09%

Note 6 – Party-in-Interest Transactions

At December 31, 2007 and 2006, the Plan held investments in the Company’s common stock valued at $4,218,473 and $7,377,062, respectively. During 2007 and 2006, the Plan’s investment in the Company’s common stock had recognized depreciation of $3,981,040 and appreciation of $390,269, respectively.

Certain Plan investments are shares of mutual funds managed by Pentegra. The Bank of New York is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $16,200 for the year ended December 31, 2007.

During the year ended December 31, 2007, included in the consolidated expenses of Appalachian Bancshares, Inc., were expenses paid on behalf of the Plan in the amount of $70,227. These expenses were for Pentegra management fees, audit and legal fees.

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 7 – Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31:

	2007	2006
Net assets available for plan benefits per the financial statements	$7,620,643	$9,704,232

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,178)	—

Net assets available for plan benefits per the Form 5500	$7,616,465	$9,704,232

Net increase (decrease) in changes in net assets per the financial statements	$(2,083,589)	$1,818,029

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,178)	—

Net increase (decrease) in changes in net assets per the Form 5500	$(2,087,767)	$1,818,029

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS

December 31, 2007 and 2006

Note 8 – Recently Issued Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Standards No. 157, Fair Value Measurements (“FAS 157”), which provides guidance for using fair value to measure assets and liabilities, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosure about fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. Management is currently evaluating the impact, if any, the adoption of FAS 157 will have on the Plan’s net assets available for benefits or changes in net assets available for benefits.

The Plan adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), as required on January 1, 2007. FIN 48 requires management to determine whether a tax position of the Plan is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Plan recording a tax liability that would reduce net assets. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any is to be reporting as an adjustment to net assets as of January 1, 2007. Based on its analysis, management has determined that the adoption of FIN 48 did not have a material impact to the Plan’s financial statements upon adoption. However, management’s conclusions regarding FIN 48 may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance expected from the FASB, and on-going analyses of tax laws, regulations and interpretations thereof.

SUPPLEMENTAL SCHEDULES

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2007

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost	(e) Current Value
Mutual Funds:

Pentegra Stable Value *	10,353 shares	N/A **	$109,735

State Street Moderate Strategic Balanced	12,728 shares	N/A **	185,765

State Street Conservative Strategic Balanced	2,845 shares	N/A **	44,854

State Street Aggressive Strategic Balanced	6,787 shares	N/A **	89,754

State Street Russell 2000	2,907 shares	N/A **	73,345

State Street Equity Index/S&P 500	752 shares	N/A **	213,256

State Street S&P 500/Growth	7,202 shares	N/A **	89,655

State Street S&P 500/Value	7,582 shares	N/A **	95,895

State Street Midcap 400	8,148 shares	N/A **	247,968

State Street Nasdaq 100 Index Fund	12,406 shares	N/A **	160,118

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

Form 5500, Schedule H, Item 4(i)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2007

(a), (b) Identity of Issue and Asset Description	(c) Description	(d) Cost	(e) Current Value
State Street US Real Estate Invest Fund	1,071 shares	N/A **	$28,912

State Street EAFE Index Fund	6,083 shares	N/A **	143,756

State Street Passive Long TSY Fund	7,162 shares	N/A **	83,353

Common Stock:
Appalachian Bancshares, Inc. * Common Stock	424,821 shares	6,179,778	4,218,473

Appalachian Bancshares, Inc. * Money Market-Escrow Funds			238,071

State Street Government/Money Market			530,089

Participant Loans	5.00% to 9.25% Maturing from 2009 to 2012	—	106,588

		$6,179,778	$6,659,587

*	Indicates a party-in-interest

**	Cost information has been omitted for participant directed investments

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

SCHEDULE OF REPORTABLE TRANSACTIONS *

Form 5500, Schedule H, Item 4(j)

Sponsor EIN 58-2242407, Plan Number 001

December 31, 2007

(a), (b) Identify of Issue and Asset Description	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Gain (Loss)
Appalachian Bancshares, Inc. Common Stock	$884,849	$—	$884,849	$884,849	$—

*	The definition of a reportable transaction is a transaction that exceeds 5% of the current value of the Plan assets as of the beginning of the Plan year including: a single transaction within the Plan year; any series of transactions with, or in conjunction with, the same person, involving property other than securities; any series of transactions involving securities of the same issue within the Plan year; any transaction within the Plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single securities transaction with that person.

REQUIRED INFORMATION

Financial Statements

4.	In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2007 and 2006 are presented on pages 1 through 10.

Exhibits. The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Appalachian Bancshares, Inc. Employees’ Savings & Profit Sharing Plan and Trust

Date: June 27, 2008	By:	/s/ Tracy R. Newton
Tracy R. Newton On behalf of the Administrative Committee

EXHIBITS

To

APPALACHIAN BANCSHARES, INC.

EMPLOYEES’ SAVINGS &

PROFIT SHARING PLAN AND TRUST

Year Ended December 31, 2007

Exhibit Index

Exhibit No.	Description

23.1	Consent of Mauldin & Jenkins, LLC